

SECU[illegible] 12062067 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2011 AND ENDING September 30, 2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Infinity Financial Services
DBA: Infinity Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1624 Franklin Avenue, Suite 818
(No. and Street)

Oakland	California	94612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Simos 510.628.0671
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Simos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinity Financial Services, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of Alameda
Subscribed and sworn to (or affirmed) before me on this 28 day of November, 2012 by C. Satalaya proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

MANAGING PRINCIPAL
Title



C. SATALAYA
Commission # 1905272
Notary Public - California
Contra Costa County
My Comm. Expires Sep 24, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Infinity Securities, Inc. dba Infinity Financial Services:

We have audited the accompanying statement of financial condition of Infinity Securities, Inc. dba Infinity Financial Services (the Company) as of September 30, 2012, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infinity Securities, Inc. dba Infinity Financial Services as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 27, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Infinity Securities, Inc. dba Infinity Financial Services
Statement of Financial Condition
September 30, 2012

Assets

Cash	$	50,409
Receivables from clearing organization		19,439
Deposit with clearing organization		25,122
Property and equipment, net		6,419
Prepaid expense		12,312
Total assets	$	113,701

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	1,464
Commissions payable		17,713
Credit line payble		26,079
Payroll taxes payable		2,102
Income taxes payable		270
Total liabilities		47,628

Stockholders' equity

Common stock, $1 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		75,000
Accumulated deficit		(9,927)
Total stockholders' equity		66,073
Total liabilities and stockholders' equity	$	113,701

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc. dba Infinity Financial Services
Statement of Operations
For the Year Ended September 30, 2012

Revenues	
Advisory fees	$ 43,411
Commissions and fee income	917,916
Interest and other income	1,749
Other income	11,394
Total revenues	974,470
Expenses	
Commissions, trading fees and floor brokerage	692,411
Communications	5,810
Professional fees	55,711
Occupancy and equipment rental	33,653
Interest expense	344
Other operating expenses	195,506
Total expenses	983,435
Net income (loss) before income tax provision	(8,965)
Income tax provision	800
Net income (loss)	$ (9,765)

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc. dba Infinity Financial Services
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficits)	Total
Balance at September 30, 2011	$ 1,000	$ 75,000	$ 1,272	$ 77,272
Distributions to stockholders			(1,434)	(1,434)
Net income (loss)	-	-	(9,765)	(9,765)
Balance at September 30, 2012	$ 1,000	$ 75,000	$ (9,927)	$ 66,073

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc. dba Infinity Financial Services
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended September 30, 2012

	Amount
Balance at September 30, 2011	$ -
Increase:	-
Decrease:	-
Balance at September 30, 2012	$ -

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc. dba Infinity Financial Services
Statement of Cash Flows
For the Year Ended September 30, 2012

Cash flow from operating activities:		
Net income (loss)		$ (9,765)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 2,952	
(Increase) decrease in assets:		
Receivables from clearing organization	16,433	
Deposit with clearing organization	(7)	
Prepaid expense	(9,115)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	1,229	
Commissions payable	(4,128)	
Credit line payble	26,079	
Payroll taxes payable	(4,927)	
Income taxes payable	270	
Total adjustments		28,786
Net cash provided by (used in) operating activities		19,021
Cash flow from investing activities:		
Purchase of property and equipment	(3,367)	
Net cash provided by (used in) in investing activities		(3,367)
Cash flow from financing activities:		
Capital distributions	(1,434)	
Net cash provided by (used in) financing activities		(1,434)
Net increase (decrease) in cash		14,220
Cash at beginning of year		36,189
Cash at end of year		$ 50,409
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 344	
Income taxes	$ 530	

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc. dba Infinity Financial Services
Notes to Financial Statements
September 30, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Infinity Securities, Inc. dba Infinity Financial Services (the "Company") was incorporated in the State of California on January 9, 2007. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including engaging in investment advisory and general securities brokerage activities on behalf of its clients. Fee revenues are generated through mutual fund transactions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing organization represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs are expensed as incurred. For the year ended September 30, 2012, the Company charged $10,665 to other operating expenes for advertising costs.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 27, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of September 30, 2012, the receivables from clearing organization of $19,439 are pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Mesirow Financial ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2012 was $25,122.

Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computer equipment	$ 12,775	5
Computer software	5,207	3
Total cost of property and equipment	17,982	
Less: accumulated depreciation	(11,563)	
Property and equipment, net	$ 6,419	

Depreciation expense for the year ended September 30, 2012 was $2,952.

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is included in these financial statements. The tax provision provided is the California franchise tax of $800.

Note 6: OCCUPANCY EXPENSE

The Company is currently leasing its office space on a month-to-month basis. For the year ended September 30, 2012, the Company recorded $33,653 in occupancy expense.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending September 30, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2012, the Company had net capital of $47,342 which was $42,342 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($47,628) to net capital was 1.01 to 1, which is less than the 15 to 1 maximum allowed.

Infinity Securities, Inc. dba Infinity Financial Services

Notes to Financial Statements

September 30, 2012

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $270 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 47,612
Adjustments:		
Accumulated deficit	$ (151)	
Non-allowable assets	(119)	
Total adjustments		(270)
Net capital per audited statements		$ 47,342

Infinity Securities, Inc. dba Infinity Financial Services
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2012

Computation of net capital		
Common stock	$ 1,000	
Additional paid-in capital	75,000	
Accumulated deficit	(9,927)	
Total stockholders' equity		$ 66,073
Less: Non-allowable assets		
Property and equipment, net	(6,419)	
Prepaid expense	(12,312)	
Total non-allowable assets		(18,731)
Net capital		47,342
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,175	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 42,342
Ratio of aggregate indebtedness to net capital	1.01 : 1	

There was a difference of $270 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2012 (See Note 10).

Infinity Securities, Inc. dba Infinity Financial Services
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2012

A computation of reserve requirements is not applicable to Infinity Securities, Inc. dba Infinity Financial Services as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Infinity Securities, Inc. dba Infinity Financial Services
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of September 30, 2012

Information relating to possession or control requirements is not applicable to Infinity Securities, Inc. dba Infinity Financial Services as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Infinity Securities, Inc. dba Infinity Financial Services

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Infinity Securities, Inc. dba Infinity Financial Services:

In planning and performing our audit of the financial statements of Infinity Securities, Inc. dba Infinity Financial Services (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

Los Angeles New York Oakland Seattle

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 27, 2012

Infinity Securities, Inc. dba Infinity Financial Services

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended September 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Infinity Securities, Inc. dba Infinity Financial Services

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Infinity Securities, Inc. dba Infinity Financial Services ("the Company") for the year ended September 30, 2012. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended September 30, 2012, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Infinity Securities, Inc. dba Infinity Financial Services taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 27, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

Los Angeles New York Oakland Seattle

WE FOCUS & CARE

Infinity Securities, Inc. dba Infinity Financial Services
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2012

		Amount
Total assessment	$	920
SIPC-6 general assessment Payment made on April 19, 2012		(578)
SIPC-7 general assessment Payment made on November 20, 2012		(342)
Total assessment balance (overpaymment carried forward)	$	-

Infinity Securities, Inc. dba Infinity Financial Services

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2012